[redacted]

09056773

BD 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

413 Avenue G, # 1
(No. and Street)

Redondo Beacho,	CA	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P. Morris — 310-493-2244 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 12 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/31/09

OATH OR AFFIRMATION

I, George P. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Financial, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California)SS
COUNTY OF Los Angeles)

On 2/26/2008 before me, Javed Bava, Notary Public, personally appeared George paul Morris

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

JAVED BAVA
Commission # 1721386
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2011

This area for official notarial seal.

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the documents.

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER(S) TITLE(S)
- ☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity Name of Person or Entity

OPTIONAL SECTION

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: ____________________

NUMBER OF PAGES __________ DATE OF DOCUMENT __________

SIGNER(S) OTHER THAN NAMED ABOVE ____________________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

MORRIS FINANCIAL, INC.

413 AVENUE G, SUITE 1
REDONDO BEACH, CALIFORNIA 90277

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Mr. George P. Morris, President
Morris Financial, Inc.
Redondo Beach, California

I have audited the accompanying statement of financial condition of Morris Financial, Inc., as of December 31, 2008 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Morris Financial, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Morris Financial, Inc. as of December 31, 2008 and the results of it's operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2009

MORRIS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash - Checking	$ 3,212	
Cash - Money market	5,939	
Cash - Special Trust	100	
Total Cash		9,251
TOTAL ASSETS		$ 9,251

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts Payable		$ 911
Accrued State Taxes Payable		800
TOTAL LIABILITIES		1,711
SHAREHOLDER'S EQUITY		
Common Stock	$11,000	
Additional Paid-in Capital	55,017	
Retained Earnings	(58,477)	7,540
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 9,251

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

INCOME		
	Commissions	$ 107,500
	Other	3,000
	TOTAL REVENUES	110,500
EXPENSES		
	Accounting	1,710
	Bank charges	169
	Commissions	58,899
	Consulting	180,443
	FINRA fees	3,969
	Office expense	213
	Rent & utilities	800
	SPIC fees	157
	TOTAL EXPENSES	246,360
	(LOSS) BEFORE TAXES	(135,860)
	STATE INCOME TAX	800
	NET (LOSS)	$(136,660)

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 11,000	$ 55,017	$110,698	$ 176,715
Distributions			(32,515)	(32,515)
Net (Loss)			(136,660)	(136,660)
Balance, December 31, 2008	$ 11,000	$ 55,017	$(58,477)	$ 7,540

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net (Loss)	$(136,660)
Accounts receivable	168,837
Accounts payable	(2,592)
Income tax payable	800
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,385
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Distributions	(32,515)
NET CASH USED BY FINANCING ACTIVITIES	(32,515)
DECREASE IN CASH	(2,130)
Cash: Beginning of the year	11,381
Cash: End of the year	$ 9,251
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See accompanying notes to financial statements

MORRIS FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS

Morris Financial, Inc. (the "Company") was incorporated on October 20, 1986 in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission. To date the Company has been largely inactive.

NOTE 2 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008 the Company had complied with both requirements. See page 7 for the computation of net capital requirements.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed as a small business corporation. As such, income and losses pass through to the shareholder and are taxable to the individual. The Company is required to pay a minimum state tax of $800.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C-3

Morris Financial, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Morris Financial, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 i.

MORRIS FINANCIAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Shareholder's Equity	$ 7,540
Non Allowable Assets	0
NET CAPITAL	$ 7,540

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 114
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 2,540
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 7,369

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 1,711
Percentage of aggregate indebtedness to net capital	23%

RECONCILIATION

The following is a reconciliation as of December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 8,252
Adjustment to liabilities	(712)
Audited Net Capital	$ 7,540

See accompanying notes to financial statements

PART II

MORRIS FINANCIAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 – Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Morris Financial, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide.

Board of Directors
Morris Financial, Inc.
Redondo Beach, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2009